Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and nine months ended September 30, 2025 and 2024

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2025 and December 31, 2024

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$33,096	$14,754
Accounts receivable (note 6)	13,194	18,738
Inventories (note 7)	3,397	6,668
Prepaid expenses	1,114	1,328
Current assets held for sale (note 5)	—	128,398
Total current assets	50,801	169,886
Long-term investments (note 8)	44,121	36,866
Property, plant and equipment (note 9)	5,063	3,120
Operating lease right-of-use assets	1,822	823
Other long-term assets	2,286	1,431
Non-current assets held for sale (note 5)	—	79,495
Total assets	$104,093	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$15,550	$19,435
Current portion of operating lease liabilities	627	288
Current portion of long-term debt (note 11)	3,903	3,905
Current portion of warranty liability	1,215	1,152
Current liabilities held for sale (note 5)	—	84,488
Total current liabilities	21,295	109,268
Long-term operating lease liabilities	1,184	548
Long-term debt (note 11)	—	2,932
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale (note 5)	—	40,460
Total liabilities	23,868	154,596
Shareholders’ equity:
Share capital (note 12):
Unlimited common and preferred shares, no par value
17,351,005 (2024 - 17,282,934) common shares issued and outstanding	1,246,643	1,245,805
Other equity instruments	9,011	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,146,796)	(1,096,275)
Accumulated other comprehensive loss	(40,149)	(33,493)
Total shareholders' equity	80,225	137,025
Total liabilities and shareholders' equity	$104,093	$291,621
Commitments and contingencies (note 14)
Subsequent events (note 5)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue	$1,617	$4,877	$21,438	$33,414
Cost of revenue	1,145	4,214	18,589	30,934
Gross profit	472	663	2,849	2,480
Operating expenses:
Research and development	2,319	628	5,186	8,437
General and administrative	4,130	3,416	10,908	16,331
Sales and marketing	305	367	1,038	2,450
Foreign exchange (gain) loss	1,282	(1,709)	(4,145)	86
Depreciation and amortization	146	103	360	559
	8,182	2,805	13,347	27,863
Loss from continuing operations	(7,710)	(2,142)	(10,498)	(25,383)

Loss from investments accounted for by the equity method	(3,197)	(3,002)	(10,767)	(4,104)
Gain on deconsolidation	—	—	—	13,266
Loss on sale of investments	—	(352)	—	(352)
Interest on long-term debt	(142)	(257)	(500)	(859)
Interest and other income (loss), net of bank charges	653	215	1,155	235
Loss before income taxes	(10,396)	(5,538)	(20,610)	(17,197)
Income tax expense	14	430	148	646
Net loss from continuing operations	(10,410)	(5,968)	(20,758)	(17,843)
Net income (loss) from discontinued operations (note 5)	(3,316)	2,100	(29,763)	6,144
Net loss for the period	(13,726)	(3,868)	(50,521)	(11,699)
Other comprehensive income (loss):
Cumulative translation adjustment	(4,456)	2,177	6,106	535
Reclassification of accumulated foreign currency translation on disposal of operations	(10,070)	—	(10,070)	—
Ownership share of equity method investments' other comprehensive loss	(399)	(809)	(2,692)	(892)
	(14,925)	1,368	(6,656)	(357)
Comprehensive loss	$(28,651)	$(2,500)	$(57,177)	$(12,056)

Net income (loss) per share:
From continuing operations - basic	$(0.60)	$(0.35)	$(1.20)	$(1.03)
From discontinued operations - basic	$(0.19)	$0.12	$(1.72)	$0.36
From continuing operations - diluted	$(0.60)	$(0.35)	$(1.20)	$(1.03)
From discontinued operations - diluted	$(0.19)	$0.12	$(1.72)	$0.36
Net loss per share	$(0.79)	$(0.22)	$(2.91)	$(0.68)
Weighted average common shares outstanding:
Basic and diluted	17,351,005	17,264,157	17,337,428	17,241,469

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and nine months ended September 30, 2025 and 2024

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended September 30, 2024
July 1, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525
Issuance of common shares on exercise of share units	6,500	61	(61)	—	—	—	—
Stock-based compensation	—	—	267	—	—	—	267
Net loss for the period	—	—	—	—	(3,868)	—	(3,868)
Other comprehensive income	—	—	—	—	—	1,368	1,368
September 30, 2024	17,264,864	$1,245,712	$9,399	$11,516	$(1,086,133)	$(31,202)	$149,292

	Nine months ended September 30, 2024
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	90,362	1,173	(1,173)	—	—	—	—
Stock-based compensation	—	—	900	—	—	—	900
Net loss for the period	—	—	—	—	(11,699)	—	(11,699)
Other comprehensive income	—	—	—	—	—	(357)	(357)
September 30, 2024	17,264,864	$1,245,712	$9,399	$11,516	$(1,086,133)	$(31,202)	$149,292

	Three months ended September 30, 2025
July 1, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892
Stock-based compensation	—	—	(16)	—	—	—	(16)
Net loss for the period	—	—	—	—	(13,726)	—	(13,726)
Other comprehensive loss	—	—	—	—	—	(14,925)	(14,925)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

	Nine months ended September 30, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	68,071	838	(838)	—	—	—	—
Stock-based compensation	—	—	377	—	—	—	377
Net loss for the period	—	—	—	—	(50,521)	—	(50,521)
Other comprehensive loss	—	—	—	—	—	(6,656)	(6,656)
September 30, 2025	17,351,005	$1,246,643	$9,011	$11,516	$(1,146,796)	$(40,149)	$80,225

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2025 and 2024

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Operating activities:
Net loss for the period from continuing operations	$(10,410)	$(5,968)	$(20,758)	$(17,843)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	172	225	569	2,092
Stock-based compensation expense	397	186	701	657
Unrealized foreign exchange loss (gain)	1,282	(1,709)	(4,145)	86
Deferred income tax (recovery)	9	8	—	28
Loss from investments accounted for by the equity method	3,197	3,002	10,767	4,104
Interest on long-term debt	22	19	67	53
Change in inventory write-downs	—	203	110	706
Change in bad debt expense	—	235	—	235
Gain on deconsolidation	—	—	—	(13,266)
Loss on sale of investments	—	352	—	352
Net cash used before working capital changes	(5,331)	(3,447)	(12,689)	(22,796)
Changes in working capital	864	(8,242)	(6,005)	8,899
Net cash used in operating activities of continuing operations	(4,467)	(11,689)	(18,694)	(13,897)
Net cash provided by operating activities of discontinued operations	5,057	1,757	8,182	5,606
Investing activities:
Purchase of property, plant and equipment	(514)	(183)	(1,909)	(2,189)
Proceeds from sale of investment	—	9,564	—	28,437
Proceeds from sale of operations, net of cash in disposed operations (note 5)	26,034	—	26,034	—
Proceeds from holdback receivable (note 6)	—	—	10,450	—
Capital contributions to investments accounted for by the equity method	(10,997)	—	(19,868)	(9,900)
Net cash provided by investing activities of continuing operations	14,523	9,381	14,707	16,348
Net cash used in investing activities of discontinued operations	(222)	(1,919)	(3,169)	(7,820)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(6,832)	(4,395)	(8,832)	(33,438)
Drawings on operating lines of credit and long-term facilities	5,839	—	5,839	15,550
Net cash used in financing activities of continuing operations	(993)	(4,395)	(2,993)	(17,888)
Net cash used in financing activities of discontinued operations	(74)	(2,570)	(6,168)	(3,818)
Effect of foreign exchange on cash and cash equivalents	(2,111)	1,170	3,585	(127)
Net increase (decrease) in cash and cash equivalents	11,713	(8,265)	(4,550)	(21,596)
Cash and cash equivalents, beginning of period (including restricted cash)	21,383	41,522	37,646	54,853
Cash and cash equivalents, end of period (including restricted cash)	$33,096	$33,257	$33,096	$33,257
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$—	$20,480	$—	$20,480
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$33,096	$12,777	$33,096	$12,777

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2025 and 2024

Supplementary information	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest paid	$187	$585	$1,369	$2,297
Taxes paid, net of refunds	492	947	1,899	1,496

Changes in working capital:
Accounts receivable	2,331	(293)	(5,993)	16,370
Inventories	1,437	(5,257)	5,207	694
Prepaid expenses	(304)	2,509	616	2,666
Accounts payable and accrued liabilities	(2,671)	(5,363)	(5,911)	(9,895)
Warranty liability	71	162	76	(936)
	864	(8,242)	(6,005)	8,899

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company” or "Westport") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport is a technology and innovation company. As a supplier of alternative fuel, low-emissions transportation technologies, Westport designs, manufactures, and supplies components and systems that enable the transition from traditional fuels to cleaner energy solutions for heavy-duty commercial vehicles and other on- and off-road applications. The Company has a 55% ownership in Cespira, a joint venture with Volvo Group ("Volvo") formed in 2024. Cespira is committed to advancing the development and commercialization of the HPDI™ fuel system, a fully OEM-integrated gaseous fuel systems that enables heavy-duty diesel engines to operate with a range of clean-burning fuels including natural gas, renewable natural gas ("RNG"), hydrogen ("H2") and other alternative fuels. Westport supplies its products directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers.

2. Liquidity and going concern:

For the nine months ended September 30, 2025, the Company reported operating losses of $10,498. Cash used in continuing operating activities was $18,694 for the nine months ended September 30, 2025 and was primarily driven by operating losses and decreases in working capital. The Company continues to use cash to support its business activities and support the growth of Cespira. As at September 30, 2025, the Company had cash and cash equivalents of $33,096 in continuing operations and long-term debt borrowed from Export Development Canada ("EDC") of $3,903, net of deferred financing fees, of which all is current. Under the term loan with EDC, the Company has a cash covenant with a consolidated cash requirement of $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan.

On July 29, 2025, the Company closed the sale of the Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm for total consideration of $59,975 (€51,424) (note 5).

On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to USD $100,000 of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
2. Liquidity and going concern (continued):

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and nine months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2024.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
3. Basis of preparation (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2025	December 31, 2024	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Canadian Dollar	1.39	1.44	1.38	1.36	1.40	1.36
Euro	0.85	0.96	0.86	0.91	0.89	0.92
RMB	7.12	7.30	7.16	7.16	7.22	7.20
(c)    Held-for-sale disposal group and discontinued operations:

The Company classifies a component of an entity as a held-for-sale disposal group when it has been disposed of during the period, or it has met all of the held-for-sale criteria under Topic 205 - Presentation of Financial Statements at the balance sheet reporting date. Held-for-sale disposal groups are measured at the lower of its carrying amount and fair value less cost to sell. If the fair value less cost to sell is lower than its carrying amount, a loss is recognized to write down the carrying amount of the disposal group as a whole.

After a disposal group has been classified as held-for-sale, management may decide to reverse its plan to divest, or circumstances may change so that the disposal group no longer meets the held-for-sale criteria. In such instances, the Company would reclassify the disposal group's assets and liabilities on the balance sheet as held-and-used and remeasure the assets on the date of reclassification.

A component that has been disposed of or is held-for-sale is reported in discontinued operations if its disposition represents a strategic shift and has (or will have) a major effect on the entity's operations and financial results. Discontinued operations are reported separately from the Company's continuing operations on the balance sheet, statement of operations and comprehensive income (loss), and statement of cash flows. For comparative purposes, the Company adjusted the prior periods presented in the interim financial statements to reflect the effect of operations discontinued in the current period. The Company's interim financial statements eliminated its intercompany balances with its discontinued operations as the intercompany balances will be settled upon disposal.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. The Company has the option to elect to adopt this ASU (a) prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods; or (b) retrospectively by providing the revised disclosures for all periods presented. The Company is assessing the impact of this ASU and expects it to impact disclosures with no impact to its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

5. Discontinued operations:

On May 15, 2025, shareholders approved management's plan to sell the Light-Duty segment in accordance with the terms of the sale and purchase agreement ("SPA") dated March 30, 2025.

On July 14, 2025, the Company entered into a short-term loan with the Purchaser for $5,839 (€5,000). The loan was subsequently repaid on July 29, 2025.

On July 29, 2025, the Company closed the sale of its Light-Duty segment to the Purchaser for consideration of $59,975 (€51,424). The Company recorded a $35,268 loss on disposal of the operations in respect of the sale. In the current quarter, the Company received proceeds of $47,146 (€40,424) from the Purchaser in cash and other consideration. The Company expects to receive a further $12,829 (€11,000) from proceeds held in escrow, which are included within a holdback receivable (note 6) and other long-term assets. The proceeds held in escrow will be released to the Company in four tranches by year-end 2025, early 2026, early 2027 and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. Subsequent to quarter-end, the Company received $3,519 (€3,000) from escrow ahead of the year-end 2025 deadline.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
5. Discontinued operations (continued):

Major assets and liabilities of the discontinued operations were as follows:

	July 29, 2025	December 31, 2024
Cash	$21,112	$22,892
Accounts receivable	58,874	54,316
Inventories	55,991	46,858
Prepaid expenses	14,610	4,332
	150,587	128,398
Long-term investments	3,454	2,866
Property, plant, and equipment	43,798	38,836
Operating lease right-of-use asset	20,964	18,196
Intangible assets	5,054	5,184
Deferred income tax assets	9,990	9,695
Goodwill	2,957	2,876
Other long-term assets	1,990	1,842
	88,207	79,495
Total assets classified as held for sale	$238,794	$207,893

Accounts payable and accrued liabilities	$84,405	$68,688
Current portion of operating lease liabilities	2,414	2,336
Current portion of long-term debt	11,067	10,755
Current portion of warranty liabilities	3,329	2,709
	101,215	84,488
Long-term operating lease liabilities	18,691	15,885
Long-term debt	13,513	16,135
Warranty liabilities	1,874	1,456
Deferred income tax liabilities	1,971	4,029
Other long-term liabilities	3,032	2,955
	39,081	40,460
Total liabilities classified as held for sale	$140,296	$124,948

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
5. Discontinued operations (continued):
Three months ended September 30, 2025 only included activity prior to the disposal of the operations. Revenue and expenses of the discontinued operation were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Revenue	$20,000	$61,374	$160,004	$193,798
Cost of revenue	15,701	47,571	126,861	152,966
Gross profit	4,299	13,803	33,143	40,832
Operating expenses:
Research and development	1,025	2,638	6,763	9,081
General and administrative	832	4,290	8,313	13,331
Sales and marketing	837	2,404	6,006	7,048
Foreign exchange (gain) loss	(443)	640	2,166	723
Depreciation and amortization	230	647	1,509	1,954
	2,481	10,619	24,757	32,137
Income from discontinued operations	1,818	3,184	8,386	8,695

Income from investment accounted for by the equity method	119	221	591	666
Loss on disposal of operations	(5,085)	—	(35,268)	—
Impairment of long-lived assets	—	—	(664)	—
Interest on long-term debt	(55)	(663)	(930)	(1,266)
Interest and other income, net of bank charges	76	354	429	525
Income (loss) from discontinued operations before income tax	(3,127)	3,096	(27,456)	8,620
Income tax expense	189	996	2,307	2,476
Net income (loss) from discontinued operations	$(3,316)	$2,100	$(29,763)	$6,144

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
6. Accounts receivable:

	September 30, 2025	December 31, 2024
Customer trade receivables	$1,707	$2,513
Holdback receivable	9,326	10,737
Other receivables	2,485	887
Due from related parties (note 13)	241	4,973
Allowance for expected credit losses	(565)	(372)
	$13,194	$18,738
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback was retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Unused amounts were repaid to the Company at the end of the three-year term. In March 2025, the Company collected $11,365 from Cummins related to the holdback receivable, including interest accrued.
A holdback receivable was recorded as part of the sale of the Light-Duty segment. The holdback is consideration held in escrow pending satisfaction of certain general representations and warranties provided to the Purchaser. The Company provided for estimated losses on the holdback receivable in loss on disposal of operations.

7. Inventories:

	September 30, 2025	December 31, 2024
Purchased parts	$2,767	$5,463
Finished goods	630	1,205
	$3,397	$6,668
During the three and nine months ended September 30, 2025, the Company recorded change in write-downs to net realizable value of $0 and $110, respectively (three and nine months ended September 30, 2024 - $203 and $706, respectively).

8. Long-term investments:

	September 30, 2025	December 31, 2024
Cespira Canada LP	$23,846	$25,494
Cespira Sweden AB	20,275	11,225
Other equity-accounted investees	—	147
	$44,121	$36,866
During the three and nine months ended September 30, 2025, the Company recognized its share of Cespira's losses of $3,197 and $10,767 as a loss from investment accounted for by the equity method, respectively (three and nine months ended September 30, 2024 - $3,002 and $4,104, respectively).
During the three and nine months ended September 30, 2025, the Company contributed additional capital of $10,997 and $19,868 into Cespira, respectively (three and nine months ended September 30, 2024 - $0 and $9,900, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
8. Long-term investments (continued):
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	September 30,	December 31,
	2025	2024
Current assets:
Cash and cash equivalents	$7,620	$10,305
Accounts receivable	26,799	21,000
Inventories	18,837	7,414
Prepaid expenses	2,911	1,471
	56,167	40,190
Property, plant and equipment	41,787	40,901
Intangible assets	6,944	7,087
Other long-term assets	$771	$563
Total assets	$105,669	$88,741
Current liabilities:
Accounts payable	$12,750	$16,527
Current portion of provisions	1,697	2,128
Other current liabilities	2,149	1,910
	16,596	20,565
Long-term portion of provisions	424	532
Other long-term liabilities	1,231	569
Total liabilities	$18,251	$21,666
Net assets	$87,418	$67,075

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue	$19,328	$16,209	$48,147	$20,268
Cost of revenue	20,364	16,374	50,594	20,275
Gross profit	(1,036)	(165)	(2,447)	(7)
Operating expenses:
Research and development	1,135	1,830	6,025	2,951
General and administrative	2,410	1,943	7,829	2,658
Sales and marketing	357	335	975	404
Foreign exchange gain	147	127	59	279
Depreciation and amortization	833	944	2,423	1,209
	4,882	5,179	17,311	7,501
Loss from operations	(5,918)	(5,344)	(19,758)	(7,508)
Interest income (expense), net of bank charges	(71)	117	(39)	117
Loss before income taxes	(5,989)	(5,227)	(19,797)	(7,391)
Income tax (recovery) expense	45	11	(19)	15
Net loss	$(6,034)	$(5,238)	$(19,778)	$(7,406)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024

9. Property, plant and equipment:

		Accumulated	Net Book
September 30, 2025	Cost	Depreciation	Value
Computer equipment and software	3,481	2,796	685
Furniture and fixtures	91	88	3
Machinery and equipment	12,828	8,800	4,028
Leasehold improvements	4,368	4,021	347
	$20,768	$15,705	$5,063

		Accumulated	Net Book
December 31, 2024	Cost	Depreciation	Value
Computer equipment and software	2,945	2,575	370
Furniture and fixtures	86	85	1
Machinery and equipment	10,239	7,713	2,526
Leasehold improvements	4,064	3,841	223
	$17,334	$14,214	$3,120

10. Accounts payable and accrued liabilities:

	September 30, 2025	December 31, 2024
Trade accounts payable	$8,671	$11,397
Accrued payroll	2,417	2,555
Taxes payable	3,805	3,813
Deferred revenue	496	533
Due to related parties (note 13)	161	1,137
	$15,550	$19,435
11. Long-term debt:

Term loan facility	Maturity date	Interest rate	September 30, 2025	December 31, 2024
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$3,903	$6,837
Current portion			3,903	3,905
Long-term portion			—	2,932
Term loan facilities, net of debt issuance costs			$3,903	$6,837

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
11. Long-term debt (continued):

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As at September 30, 2025, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at September 30, 2025:

Term loan facility
Remainder of 2025	$976
2026	2,927
$3,903
12. Share capital, stock options and other stock-based plans:

During the three and nine months ended September 30, 2025, the Company issued nil and 68,071 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2024 – 6,500 and 90,362 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2025, the Company recognized $221 and $515, respectively (three and nine months ended September 30, 2024 - $140 and $1,352, respectively) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.

A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Nine months ended September 30, 2025		Nine months ended September 30, 2024
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	524,322	$11.75	478,643	$15.68
Granted	427,691	3.28	224,050	8.23
Exercised	(68,071)	17.48	(90,362)	17.58
Forfeited/expired	(146,457)	11.82	(54,614)	22.15
Outstanding, end of period	737,485	$6.28	557,717	$11.73
Units outstanding and exercisable, end of period	491	$31.07	—	$—

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
12. Share capital, stock options and other stock-based plans (continued):

During the nine months ended September 30, 2025, 427,691 share units were granted to certain employees and directors (nine months ended September 30, 2024 - 224,050). This included nil restricted share units (“RSUs”) (nine months ended September 30, 2024 - 104,215), 290,540 performance share units (“PSUs”) (nine months ended September 30, 2024 - nil) and 137,151 deferred share units ("DSUs") (nine months ended September 30, 2024 - 119,835).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at September 30, 2025, $540 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.6 years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2025 as follows:

September 30, 2025
(CDN $)
Share units:
Outstanding	$2,358
Exercisable	15
Exercised	218

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cost of revenue	$—	$36	$—	$113
Research and development	12	53	40	216
General and administrative	(215)	(269)	465	875
Sales and marketing	(18)	40	10	148
	$(221)	$(140)	$515	$1,352

Of the stock-based compensation expense recognized in the three and nine months ended September 30, 2025, a recovery of $(16) and $377 will settle in shares and a recovery of $(205) and $138 will settle in cash, respectively (three and nine months ended September 30, 2024 - $267 and $900 will settle in shares and a recovery of $(407) and $452 will settle in cash, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
13. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through cross charges, the provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Sales of goods, services, and other income	$136	$2,677	$15,679	$3,338
Inventory purchased, services and other expenses	226	—	1,470	—

Related party balances with Cespira	September 30, 2025	December 31, 2024
Receivables (note 6)	$241	$4,973
Payables (note 10)	$161	$1,137
14. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information:

As a result of the classification of the Light-Duty segment as discontinued operations (note 5), the Company reports its results in the following three reportable segments: High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's Chief Operating Decision Maker ("CODM") uses Segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when the Company sets its annual budget.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,606	$11	$19,328	$20,945
Cost of revenue	1,145	—	20,364	21,509
Gross profit	461	11	(1,036)	(564)
Operating expenses:
Research and development	2,293	26	1,135	3,454
General and administrative	484	34	2,410	2,928
Sales and marketing	103	3	357	463
Depreciation and amortization	108	—	833	941
	2,988	63	4,735	7,786
Add back: Depreciation and amortization[1]	143	—	1,610	1,753
Segment EBITDA	$(2,384)	$(52)	$(4,161)	$(6,597)

	Three months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$1,764	$3,113	$16,209	$21,086
Cost of revenue	1,352	2,862	16,374	20,588
Gross profit	412	251	(165)	498
Operating expenses:
Research and development	1,257	(629)	1,830	2,458
General and administrative	292	55	1,943	2,290
Sales and marketing	44	36	335	415
Depreciation and amortization	27	4	944	975
	1,620	(534)	5,052	6,138
Add back: Depreciation and amortization[1]	145	8	1,106	1,259
Segment EBITDA	$(1,063)	$793	$(4,111)	$(4,381)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information (continued):

	Nine months ended September 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,392	$15,046	$48,147	$69,585
Cost of revenue	5,313	13,276	50,594	69,183
Gross profit	1,079	1,770	(2,447)	402
Operating expenses:
Research and development	5,027	159	6,025	11,211
General and administrative	1,189	133	7,829	9,151
Sales and marketing	253	26	975	1,254
Depreciation and amortization	223	—	2,423	2,646
	6,692	318	17,252	24,262
Add back: Depreciation and amortization[1]	432	—	4,901	5,333
Segment EBITDA	$(5,181)	$1,452	$(14,798)	$(18,527)

	Nine months ended September 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$7,813	$25,601	$20,268	$53,682
Cost of revenue	5,766	25,168	20,275	51,209
Gross profit	2,047	433	(7)	2,473
Operating expenses:
Research and development	4,208	4,229	2,951	11,388
General and administrative	788	2,974	2,658	6,420
Sales and marketing	404	886	404	1,694
Depreciation and amortization	112	126	1,209	1,447
	5,512	8,215	7,222	20,949
Add back: Depreciation and amortization[1]	372	1,399	1,610	3,381
Segment EBITDA	$(3,093)	$(6,383)	$(5,619)	$(15,095)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$20,945	$19,328	$—	$1,617
Cost of revenue	21,509	20,364	—	1,145
Gross profit	(564)	(1,036)	—	472
Operating expenses:
Research and development	3,454	1,135	—	2,319
General and administrative	2,928	2,410	3,612	4,130
Sales and marketing	463	357	199	305
Depreciation and amortization	941	833	38	146
	7,786	4,735	3,849	6,900
Equity loss	—	—	(3,197)	(3,197)

	Three months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$21,086	$16,209	$—	$4,877
Cost of revenue	20,588	16,374	—	4,214
Gross profit	498	(165)	—	663
Operating expenses:
Research and development	2,458	1,830	—	628
General and administrative	2,290	1,943	3,069	3,416
Sales and marketing	415	335	287	367
Depreciation and amortization	975	944	72	103
	6,138	5,052	3,428	4,514
Equity loss	—	—	(3,002)	(3,002)

	Nine months ended September 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$69,585	$48,147	$—	$21,438
Cost of revenue	69,183	50,594	—	18,589
Gross profit	402	(2,447)	—	2,849
Operating expenses:
Research and development	11,211	6,025	—	5,186
General and administrative	9,151	7,829	9,586	10,908
Sales and marketing	1,254	975	759	1,038
Depreciation and amortization	2,646	2,423	137	360
	24,262	17,252	10,482	17,492
Equity loss	—	—	(10,767)	(10,767)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information (continued):

	Nine months ended September 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$53,682	$20,268	$—	$33,414
Cost of revenue	51,209	20,275	—	30,934
Gross profit	2,473	(7)	—	2,480
Operating expenses:
Research and development	11,388	2,951	—	8,437
General and administrative	6,420	2,658	12,569	16,331
Sales and marketing	1,694	404	1,160	2,450
Depreciation and amortization	1,447	1,209	321	559
	20,949	7,222	14,050	27,777
Equity loss	—	—	(4,104)	(4,104)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total Segment EBITDA	$(6,597)	$(4,381)	$(18,527)	$(15,095)
Adjustments:
Depreciation and amortization[1]	181	225	569	2,092
Cespira's Segment EBITDA	(4,161)	(4,111)	(14,798)	(5,619)
Loss on investments accounted for under the equity method (note 8)	3,197	3,002	10,767	4,104
Corporate and unallocated operating expenses	3,811	3,356	10,345	13,729
Foreign exchange (loss) gain	1,282	(1,709)	(4,145)	86
Gain on deconsolidation	—	—	—	(13,266)
Loss on sale of investments	—	352	—	352
Interest on long-term debt	142	257	500	859
Interest and other income, net of bank charges	(653)	(215)	(1,155)	(235)
Loss before income taxes in continuing operations	$(10,396)	$(5,538)	$(20,610)	$(17,197)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
15. Segment information (continued):

	Three months ended September 30,		Nine months ended September 30,
Total additions to long-lived assets, excluding business combinations	2025	2024	2025	2024
High-Pressure Controls & Systems	514	183	1,893	1,620
Heavy-Duty OEM	—	—	—	569
Corporate and unallocated	—	—	16	—
Total consolidated	$514	$183	$1,909	$2,189
Cespira's total additions to long-lived assets, excluding business combinations for the three and nine months ended September 30, 2025 was $1,325 and $2,896, respectively (three and nine months ended September 30, 2024 was $154 and $164, respectively).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Europe	25%	84%	75%	86%
Asia	33%	8%	16%	10%
Americas	42%	8%	9%	4%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated as follows:

	Total assets by segment
	September 30, 2025	December 31, 2024
Light-Duty (Held-for-sale)	$—	$207,893
High-Pressure Controls & Systems	14,470	9,026
Heavy-Duty OEM	266	9,138
Corporate	89,357	65,564
Total consolidated assets	$104,093	$291,621

16. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At September 30, 2025, the Company had $33,096 of cash and cash equivalents, including $354 in restricted cash.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2025 and 2024
16. Financial Instruments (continued):

The following are the contractual maturities of financial obligations as at September 30, 2025:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities	$15,550	$15,550	$15,550	$—	$—
Term loan facility (note 11)	3,903	4,372	4,372	—	—
Operating lease obligations	1,811	2,716	627	1,674	415
	$21,264	$22,638	$20,549	$1,674	$415

Fair value of financial instruments

As at September 30, 2025, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facility included in long-term debt (note 11) is carried at amortized cost, which approximate its fair value as at September 30, 2025.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.